Mail Stop 4561

June 3, 2010

Murray D. Martin
Chairman, President and Chief Executive Officer
Pitney Bowes, Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

      **Re:    Pitney Bowes, Inc.**
             **Form 10-K for the fiscal year ended December 31, 2009**
             **Filed February 26, 2010**
             **File No. 001-03579**

Dear Mr. Martin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,


                  Patrick Gilmore
                  Accounting Branch Chief